## Sun Life Financial announces election of directors

**TORONTO, ON (May 8, 2013)** – Sun Life Financial Inc. (TSX: SLF) (NYSE: SLF) announced that the 12 nominees listed in the management information circular dated March 18, 2013 were elected as directors of Sun Life Financial. The detailed results of the vote held at its annual meeting of common shareholders today in Toronto are set out below.

| Nominees | Votes For | % For | Votes Withheld | % Withheld |
|---|---|---|---|---|
| William D. Anderson | 249,575,832 | 99.65 | 869,513 | 0.35 |
| Richard H. Booth | 249,534,603 | 99.64 | 911,891 | 0.36 |
| John H. Clappison | 249,476,903 | 99.61 | 969,591 | 0.39 |
| Dean A. Connor | 249,456,036 | 99.60 | 990,458 | 0.40 |
| David A. Ganong, CM | 249,195,577 | 99.50 | 1,251,033 | 0.50 |
| Martin J. G. Glynn | 203,964,459 | 81.44 | 46,481,889 | 18.56 |
| Krystyna T. Hoeg | 248,970,614 | 99.41 | 1,475,324 | 0.59 |
| Idalene F. Kesner | 248,615,278 | 99.27 | 1,830,544 | 0.73 |
| Réal Raymond | 249,524,615 | 99.63 | 921,605 | 0.37 |
| Hugh D. Segal, CM | 249,173,098 | 99.49 | 1,272,959 | 0.51 |
| Barbara G. Stymiest | 249,183,880 | 99.50 | 1,261,942 | 0.50 |
| James H. Sutcliffe | 249,490,415 | 99.62 | 955,864 | 0.38 |

**About Sun Life Financial**

Sun Life Financial is a leading international financial services organization providing a diverse range of protection and wealth accumulation products and services to individuals and corporate customers. Chartered in 1865, Sun Life Financial and its partners today have operations in key markets worldwide, including Canada, the United States, the United Kingdom, Ireland, Hong Kong, the Philippines, Japan, Indonesia, India, China, Australia, Singapore, Vietnam, Malaysia and Bermuda. As of March 31, 2013, the Sun Life Financial group of companies had total assets under management of C$571 billion. For more information please visit www.sunlife.com.

Sun Life Financial Inc. trades on the Toronto (TSX), New York (NYSE) and Philippine (PSE) stock exchanges under the ticker symbol SLF.

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**Media Relations Contact:**
Frank Switzer
Vice-President
Corporate Communications
Tel: 416-979-4086
frank.switzer@sunlife.com

**Investor Relations Contact:**
Phil Malek
Vice-President
Investor Relations
Tel: 416-979-4198
investor.relations@sunlife.com